Exhibit 99.1

STANDSTILL AGREEMENT

This Standstill Agreement (“Agreement”) is entered into and effective this 20th day of November 2022 (“Effective Date”) by and between Jack Zamora, M.D., an individual (“Zamora”) with an address of [***], and Vitro Biopharma, Inc., a Nevada corporation (“Vitro”) with its principal place of business located at 4621 Technology Drive, Golden, CO 80122. Zamora or Vitro may sometimes be referred to as a “Party” and collectively as the “Parties.”

BACKGROUND

Zamora was appointed and acted as the Chief Executive Officer (“CEO”) and an employee of Vitro from December 1, 2020 until May 4, 2022.

Zamora is also the record and beneficial owner of 34,171,462 shares of common stock of Vitro (the “Outstanding Common Stock”), options to purchase an additional 1,666,000 shares of common stock of Vitro (the “Options”) and warrants to purchase an additional 1,205,856 shares of common stock of Vitro (the “Warrants”), and the Options and the Warrants are currently exercisable.

Zamora owns no other debt or equity securities of Vitro, whether of record or beneficially.

The Parties have entered into a Release and Settlement Agreement (“Settlement Agreement”) related to Zamora’s separation from service with Vitro pursuant to which, among other things, Zamora has agreed to enter into a “standstill” agreement with regard to the Outstanding Common Stock and the shares issuable upon exercise of the Options and the Warrants (collectively, the “Shares”) under which he will agree to refrain from taking certain actions in his capacity as a stockholder of Vitro and will grant to Vitro a proxy to vote the Shares, all as set forth in more detail in this Agreement.

The Parties wish to set forth the terms pursuant to which the standstill will be effected and the proxy will be granted.

AGREEMENT

In consideration of the foregoing Background, which the Parties acknowledge to be true, and the other terms of the Settlement Agreement, the Parties hereby agree as follows:

1. For a period beginning on the Effective Date and ending on the earlier of (A) three years from the Effective Date, and (B) such time, if ever, that a petition in bankruptcy is filed by or against Vitro (the “Standstill Term”), Zamora shall not, in any manner, directly or indirectly, without the prior written approval of Vitro’s board of directors make, effect, initiate, cause or participate in or in any way assist, facilitate, encourage or form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)) with any other person to effect or seek, offer or propose to effect or participate in:

(i) any acquisition of any voting securities (or beneficial ownership thereof), or rights or options to acquire any voting securities (or beneficial ownership thereof), or any assets or businesses of Vitro or any of its subsidiaries;

(ii) any acquisition of any instrument that would give him, his affiliates or Representatives the right to vote or direct the voting of any securities of Vitro;

(iii) any tender or exchange offer, merger or other business combination involving Vitro, any of its subsidiaries or affiliates or the assets of Vitro or its subsidiaries or affiliates;

(iv) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Vitro or any of its subsidiaries or affiliates;

(v) any “solicitation” of “proxies” (as such terms are used in Rule 14a-1 of the Exchange Act) or consents to vote any voting securities of Vitro or any of its affiliates;

(vi) nominate or seek to nominate any person to the board of directors of Vitro or otherwise act, alone or in concert with others, to seek to control or influence the management, board or policies of Vitro;

(vii) make a public announcement or take any action which might force Vitro to make a public announcement regarding any of the types of matters set forth above;

(viii) agree or offer to take, or encourage or propose the taking of, any action referred to above;

(ix) enter into any discussions or arrangements with any third party with respect to the taking of any action referred to above; or

(x) authorize any of his employees, partners, agents, advisors, subsidiaries, affiliates or consultants (“Representatives”) to, in any manner, directly or indirectly, take any of the actions set forth above.

2. During the Standstill Term, Zamora shall use his best efforts to cause his and his current and future affiliates’ Representatives to not take, in any manner, directly or indirectly, without the prior written approval of Vitro’s board of directors, any of the actions set forth in Section 1 above.

3. Nothing in this Agreement shall prohibit Zamora from making, at any time during the Standstill Term, confidential proposals to Vitro’s management or board of directors relating to any of the matters set forth in Section 1 above. Furthermore, nothing in this Agreement shall prohibit Zamora from selling or otherwise transferring his Shares to any other person so long as any such sale or transfer (i) would not result in a breach by Zamora of Section 1 of this Agreement or (ii) although in technical compliance with this Agreement, reasonably be considered to be a part of a plan or scheme by Zamora to evade improperly the restrictions contained in this Agreement.

4. Zamora hereby appoints Christopher Furman, for so long as he is acting as the Company’s Chief Executive Officer, and the Company’s Chair of the Board of Directors who is acting in such capacity at the time of any voting activity, and each of them individually, his proxy and attorney in fact, with full power of substitution and resubstitution, to vote or act by written consent during the Standstill Term with respect to the Shares. This proxy and power of attorney shall be irrevocable during the Standstill Term, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Zamora with respect to the Shares. This proxy and power of attorney is a durable power of attorney and shall survive the bankruptcy, death or incapacity of Zamora. Zamora shall cause his spouse to execute and deliver to Vitro a consent to the terms of this Agreement, including the grant of this proxy.

5. If any term, provision, covenant or restriction of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect.

6. This Agreement is governed by the internal laws of the State of Nevada. The Parties irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the federal courts in the City and County of Denver, Colorado, for any actions, suits or proceedings arising out of or relating to this Agreement (and the Parties agree not to commence any action, suit or proceeding relating thereto, except in such courts), and further agree that service of any process, summons, notice or document by U.S. registered mail to the other Party’s address set forth on the preamble to this Agreement shall be effective service of process for any action, suit or proceeding brought in any such court. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, in the federal courts in the City and County of Denver, Colorado, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

7. Neither the failure nor delay by any Party in exercising any right hereunder will operate as a waiver of such right, and no single or partial exercise of a right will preclude any other or further exercise of such right. No right under this Agreement may be waived unless such waiver is in writing signed by the Party against which such waiver is sought to be enforced.

8. The prevailing Party or Parties in any dispute or legal action regarding the subject matter of this Agreement (as finally determined by a court of competent jurisdiction) shall be entitled to recover all costs of such action, including reasonable attorney’s fees.

9. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and legal representatives. No Party shall assign this Agreement or any rights hereunder without the prior written consent of the other Party (which consent may be withheld for any reason in the sole discretion of the Party from whom consent is sought) except to a successor of all or substantially all of the business or assets of such Party and in the case of Zamora, to such Person as part of such transaction to whom all of the Shares are transferred so long as such Person agrees in advance in writing to be subject to this Agreement. The term “Person” means any individual, corporation, partnership, limited liability company, joint venture, estate, trust, association, organization, or other entity or governmental body.

10. This Agreement contains the entire understanding of the Parties with respect to the matters covered hereby. This Agreement may be amended only by an agreement in writing executed by the Parties hereto.

11. Each Party acknowledges and agrees that any breach of this Agreement by Zamora or his Representatives would cause irreparable harm to Vitro for which damages would not be not an adequate remedy, and that Vitro shall therefore be entitled (without the posting of a bond or other security) to equitable relief, including an injunction, in addition to all other remedies available at law.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the Effective Date.

ZAMORA:

/s/ Jack Zamora, M.D.
Jack Zamora, M.D.

VITRO BIOPHARMA, INC.

By:	/s/ Christopher Furman
Christopher Furman, Chief Executive Officer